EXCERPTS FROM SAFETY-KLEEN'S ANNUAL MEETING PROXY STATEMENT            EXHIBIT 1

               DIRECTORS' COMMITTEES, MEETINGS AND COMPENSATION

Board Compensation

     Directors who are employees of the Company receive no additional compensation for their services as directors. In 1996, directors who were not employees received $12,000, plus $2,000 for each Board or committee meeting attended and were reimbursed for travel and other expenses related to attendance at Board and committee meetings. In February 1988, a nonqualified stock option plan for outside directors (the "Directors' Plan") was adopted by the Board and approved by the shareholders at the 1988 annual meeting. The Directors' Plan allows eligible directors of the Company to purchase up to an aggregate of 300,000 shares of Common Stock at a price equal to the fair market value of the Common Stock on the date such options are granted. Only directors who are not employees of the Company are eligible to participate in the Director's Plan. Pursuant to the Directors' Plan, an option to purchase 15,000 shares of the Company's Common Stock (i) was granted to each director serving on the Board on the date the Directors' Plan was adopted and (ii) is granted to each new outside director at the time such director is named or appointed to the Board. The Director's Plan also provides for the automatic grant of a second option to purchase 15,000 shares to each outside director on the fifth anniversary of the initial grant of options to such director, but only if such director is still serving on the Board at that time. Options are exercisable 25 percent annually, on a cumulative basis, starting one year from date of grant and expire ten years from date of grant.

                                    EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table specifies the components of the compensation packages of the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company (the "named executive officers") for the last three fiscal years.

                                                        Long Term
                                                          Comp.
                                                       -----------
                                                         Awards
                                        Annual         -----------
                                     Compensation      Securities
                                     -------------     Underlying      All Other
                                              Bonus    Option/SARS    Compensation
Name and Principal Position   Year   Salary   (1)(2)     (#)(2)           (3)
---------------------------   ----   ------   ------   -----------    ------------
John G. Johnson, Jr..........  1996  417,901  272,010    65,000          3,750
President and CEO              1995  391,661  119,170    50,000          2,625
                               1994  310,384  119,600    47,750          2,250

Donald W. Brinckman(4).......  1996  417,062  183,968    37,750          3,750
 Chairman                      1995  404,615   84,840    30,000          2,625
                               1994  440,000  138,000    64,600          2,250

Joseph Chalhoub..............  1996  220,221  141,976    28,650          3,750
 Senior Vice President         1995  205,855   86,514    22,450          2,859
                               1994  183,594   66,420    28,600          4,510

David A. Dattilo.............  1996  191,470  137,502    25,800          3,750
 Senior Vice President         1995  185,444   78,815    21,000          2,265
                               1994  178,500   68,850    29,550          2,250

F. Henry Habicht III.........  1996  190,916  128,019    25,050          3,750
 Senior Vice President         1995  182,738   78,815    20,900          2,266
                               1994  162,765   66,900    24,350          1,145

-----------------------

(1) The amounts shown in the bonus column represent payments under the Company's Management Incentive Plan described under the caption "Compensation Committee Report."

(2) Bonuses are paid and stock options are granted in February of each year based on performance during the prior year. Accordingly, bonus payments and option grants are reported in this table for the year to which they relate, instead of the year in which they were paid or granted.

(3) 1996 amounts reported represent Company contributions to the Savings and Investment Plan, a defined contribution plan.

(4) Mr. Brinckman retired as an executive officer effective March 17, 1997. He will continue to serve as Chairman of the Board.

Option/SAR Grants In Last Fiscal Year

     The following table provides information related to option/SARs granted to the named executive officers during fiscal 1996.


                                           Individual Grants
                        --------------------------------------------------------
                                                                                   Potential Realizable Value
                         Number of                                                  At Assumed Annual Rates
                         Securities         % of Total                                   of Stock Price
                         Underlying        Options/SARS    Exercise                     Appreciation for
                        Options/SARS        Granted to     or Base                        Option Term
                          Granted           Employees       Price     Expiration  ----------------------------
Name                       (#)(1)         In Fiscal Year    ($/SH)       Date         5$($)(2)     10%($)(2)
----                    ------------      --------------   --------   ----------  ------------  --------------
John G. Johnson, Jr.        50,000              5.82%       $15.125     2/2/06    $    475,598  $    1,205,265

Donald W. Brinckman         30,000              3.49%        15.125     2/2/06         285,359         723,159

Joseph Chalhoub             22,450              2.61%        15.125     2/2/06         213,543         541,164

David A. Dattilo            21,000              2.44         15.125     2/2/06         199,751         506,211

F. Henry Habicht II         20,900              2.43%        15.125     2/2/06         198,800         503,801

Shareholders/(3)/             N/A                N/A           N/A        N/A      554,046,703   1,404,063,125

---------------

(1) All options are nonqualified, expire 10 years from date of grant, were issued at fair market value on the date of grant and vest at the rate of 25% per year beginning one year from grant date. Options granted to executive officers have a tandem limited stock appreciation right (LSAR) which entitles the officer to elect to receive a "Change of Control Value" (as described in the 1993 Stock Option Plan) of the option in cash in the event a change of control occurs. Does not include options granted in February of 1997 relating to fiscal 1996 and reported in the Summary Compensation Table as compensation earned in 1996. See Note 2 to Summary Compensation Table.

(2) The potential realizable value portion of the foregoing table illustrates the gain that might be realized upon the exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of the Company's Common Stock over the term of the option. Actual gains, if any, on the stock option exercises are dependent on the future performance of the Common Stock, overall market conditions, as well as the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

(3) With respect to shareholders, the potential realizable value illustrates the gain that might be realized on the 58,246,939 shares of Common Stock issued and outstanding as of year end, assuming the specified compounded rates of appreciation of the Company's Common Stock over the term of the options. The value is calculated based on the Exercise or Base Price of the option grant on February 2, 1996 of $15.125 per share.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-end Option/Sar Values

     The following table provides information related to options exercised by the named executive officers during fiscal year 1996 and the number and value of options held at fiscal year end.


                                              Number of Unexercised        Value of Unexercised
                         Shares                  Options Held at         In-The-Money Options At
                        Acquired              Fiscal Year End(#)(1)     Fiscal Year End ($)(1)(2)
                           on      Value    --------------------------  --------------------------
Name                    Exercise  Realized  Exercisable  Unexercisable  Exercisable  Unexercisable
----                    --------  --------  -----------  -------------  -----------  -------------
John G. Johnson, Jr...     0        $0         47,474       104,126       $36,322       $105,513
Donald W. Brinckman...     0         0        390,141       109,601        67,218         95,974
Joseph Chalhoub.......     0         0         57,087        54,063        22,390         52,289
David A. Dattilo......     0         0         70,214        53,401        22,479         50,382
F. Henry Habicht II...     0         0         25,749        49,251        19,650         47,523

__________________
(1) Does not include options granted in February of 1997 relating to fiscal 1996 and reported in the Summary Compensation Table as compensation earned in 1996. See Note 2 to Summary Compensation Table.

(2) Represents the difference between the per share exercise price and the closing price of the Common Stock on December 27, 1996 ($16.625).

Pension Plan

     The following table reflects annual pension benefits commencing at age 65 based upon assumed final pay amounts and years of credited service:

                      Estimated Annual Pension Based Upon
                  Indicated Years Of Credited Service For The
                   Pension Plan And The Excess Benefit Plan

 Assumed
 Average
 Annual        10       15       20       25       30       35       40
Final Pay     Years    Years    Years    Years    Years    Years    Years
---------    -------  -------  -------  -------  -------  -------  -------
$250,000      41,186   61,778   82,371  102,964  123,557  123,767  123,977
 300,000      49,521   74,281   99,041  123,802  148,562  148,772  148,982
 350,000      57,856   86,783  115,711  144,639  173,567  173,777  173,987
 400,000      66,191   99,286  132,381  165,477  198,572  198,782  198,992
 450,000      74,526  111,788  149,051  186,314  223,577  223,787  223,997
 500,000      82,861  124,291  165,721  207,152  248,582  248,792  249,002
 550,000      91,196  136,793  182,391  227,989  273,587  273,797  274,007
 600,000      99,531  149,296  199,061  248,827  298,592  298,802  299,012
 650,000     107,866  161,798  215,731  269,664  323,597  323,807  324,017
 700,000     116,201  174,301  232,401  290,502  348,602  348,812  349,022
 750,000     124,536  186,803  249,071  311,339  373,607  373,817  374,027
 800,000     132,871  199,306  265,741  332,177  398,612  398,822  399,032
 850,000     141,206  211,808  282,411  353,014  423,617  423,827  424,037

     The Safety-Kleen Pension Plan for Salaried Employees (the "Pension Plan") provides retirement benefits for life for salaried employees, including executive officers, of the Company and its participating subsidiaries. Pensions are based on final pay, which is defined as the average annual earnings (including commissions and incentive compensation) for the five consecutive years which yield the highest average. For the named executive officers, covered compensation is substantially the same as the sum of the Salary and Bonus columns for 1996 on the Summary Compensation Table. The pensions are payable monthly commencing the first calendar month after retirement. Various provisions under the Internal Revenue Code of 1986, as amended (the "Code") limit the accrued benefit payable under the Pension Plan, currently to $120,000, and limit the amount of annual compensation that may be taken into account in determining pension benefits, currently to $150,000.

     Under the Safety-Kleen Corp. Excess Benefit Plan (the "Excess Benefit Plan"), executive officers are generally entitled to the difference between the benefits actually paid to them under the Pension Plan and the benefits which they would have received under the Pension Plan were it not for certain restrictions imposed under the Code, discussed above. The Excess Benefit Plan also provides that the executive officers' benefits are calculated on the highest five of their last ten years' compensation and that any executive officer who has attained both the age of 60 years and 30 years of service will receive an unreduced pension benefit.

     The amounts shown above are computed on straight-life annuity amounts and are not subject to deduction for Social Security Benefits or other offset amounts. The amounts are assumed payable under the Pension Plan option providing lifetime benefits for the employee only, and would be reduced if the retiree elected a surviving spouse's pension. Messrs. Johnson, Brinckman, Chalhoub, Dattilo and Habicht had 4 years, 37 years, 19 years, 29 years and 4 years, respectively, of credited service under the Pension Plan as of December 31, 1996. Mr. Chalhoub's benefits paid under the Pension Plan will be offset by benefits payable under a defined contribution plan administered by Safety-Kleen Canada, Inc. which he participated in for the first 17 years of his employment.

Employment Contracts And Severance Arrangements

     The Company has agreed to provide executive life insurance to 37 of its officers and key managers (including the named executive officers) whereby the Company and executive contribute to a life insurance policy owned by the executive; no such contributions were made during 1996.

     The Company has entered into agreements with twenty of its officers and other vice presidents, including the named executive officers, providing for the payment of certain severance benefits in the event the officer or vice president is terminated within three years after a change in control of the Company (which is generally defined as the purchase by any person or group of persons of more than 20% of the issued and outstanding Common Stock, a change in the majority of the members of the Board over a 24-month period, or certain corporate reorganizations) for reasons other than a voluntary termination or discharge for cause (as both terms are defined in such contracts). Benefits under these contracts include the payment of a lump sum severance benefit equal to three times the executive's annual salary at the time of termination (or if greater, at the time of the change in control), plus three times the greater of (i) the bonus he received for the previous year or (ii) the maximum bonus to which he could be entitled for the year in which the termination occurs.

     Each of the severance agreements provides for a reduction of payments due under such agreement, to the extent that such payments, together with all other amounts payable to the executive other than payments attributable to options granted him under the Company's stock option plans, constitute "excess parachute payments" under federal tax law. The contract also provides that the Company will reimburse the executive for any additional income taxes (including excise taxes) he incurs as a result of payments upon termination

(including payments attributable to options) being treated as excess parachute payments under federal income tax law.

Compensation Committee Report On Executive Compensation

     Pursuant to the rules regarding disclosures of Company policies concerning executive compensation, this report is submitted by Messrs. Farmer, Gwillim, and Jannotta in their capacity as the Board's Compensation Committee and addresses the Company's compensation policies for 1996 as they affected Mr. Johnson, the Chief Executive Officer ("CEO"), and the Company's other executive officers, including the named executive officers.

     Overview Of Executive Compensation Policy. The Company's compensation philosophy is incentive oriented, particularly for executive officers. The key elements of the Company's executive compensation program consist of salary, annual bonus, and stock options. The annual bonus portion of the officers' compensation is incentive based and is directly linked to corporate performance and returns to shareholders. Accordingly, the Company has developed an overall compensation strategy and specific compensation plans that tie a significant portion of executive compensation to the Company's success in meeting specified performance goals and to appreciation in the Company's stock price. The overall objectives of this strategy are to motivate the CEO and the executive officers to achieve the goals inherent in the Company's business strategy, to link executive and shareholder interests through equity-based plans, and finally, to provide a compensation package that recognizes individual contributions, as well as overall business results.

     In determining compensation, the Compensation Committee compares the executive officers' compensation to the compensation paid to persons in comparable positions at comparable companies. While the elements of compensation described below are considered separately, the Compensation Committee takes into account the full compensation package provided by the Company to the individual, including pension benefits, supplemental retirement benefits, severance plans, insurance, and other benefits. The comparable companies used for this comparison are not the same companies that comprise the peer group index in the Stock Performance Graph on page 15, because the Compensation Committee believes that the Company's competitors for executive talent are not generally the companies included in that index. For these purposes, comparable companies are approximately 67 companies, surveyed by an outside consulting firm, whose sales, assets, shareholders' equity, net income, return on equity, and total number of employees are similar to those of the Company (the "Primary Survey Group"). For purposes of evaluating compensation of the CEO and the other named executive officers, the Compensation Committee also reviews data on a special survey group (the "Special Survey Group"). The Special Survey Group reports the compensation paid to the named executives holding comparable positions at publicly traded industrial companies with sales between $800 million and $1.2 billion and with earnings between $50 million and $80 million. For 1996, the Special Survey Group consisted of 26 companies.

     In addition, the Compensation Committee receives the recommendations of the CEO for the compensation to be paid the executive officers, other than the CEO and the Chairman of the Board. This process is designed to ensure consistency throughout the executive compensation program.

     Section 162(m) of the Internal Revenue Code precludes publicly-held companies from taking income tax deductions for compensation paid to its CEO or any of its four other most highly paid executive officers to the extent any such individual's taxable compensation for the year exceeds $1 million. However, compensation that qualifies as "performance-based" under Section 162(m) is not subject to the $1 million deduction limit. To qualify as "performance-based," compensation payments must, among other things, be based on objective performance criteria established under a plan, the material terms of which have been approved by shareholders.

     The Compensation Committee intends to design the Company's compensation programs to generally conform with Section 162(m) so that in the event total compensation paid to any executive officer exceeds $1 million in any one year, compensation payments in excess of $1 million should qualify as "performance-based," and the Company will preserve its tax deduction with respect to those payments. Pursuant to this policy, an amendment to the Company's 1993 Stock Option Plan and the material terms of the Company's Management Incentive Plan are being presented for shareholder approval so that amounts realized by participants under such plans will qualify as "performance-based" under Section 162(m).

     Salaries. Salaries for executive officers are determined by (i) subjectively evaluating the responsibilities of the position held and the experience and performance of the individual and (ii) comparing base salaries for comparable positions at comparable companies. Salaries paid to the named executive officers, including Mr. Johnson, in 1996 were below the fiftieth percentile of the amount paid for comparable positions among the Special Survey Group .

     Annual Bonus. The Company's executive officers are eligible for an annual cash bonus under the Company's Management Incentive Plan (the "Incentive Plan"). The purpose of the Incentive Plan is to supplement through an incentive bonus the pay for executive officers (and other key management personnel) so that overall total cash compensation (salary and bonus) is externally competitive and properly rewards Incentive Plan participants for their efforts in achieving certain specified performance goals. For 1996, if the Company had met these performance goals, total cash compensation (salary and bonus) would have been below the seventy-fifth percentile of the amount paid for comparable positions among the Primary Survey Group.

     The Incentive Plan operates as follows. In 1996, the Board of Directors reviewed the profit plan (the "Profit Plan") for the year and created an incentive fund, consisting of both a formula and personal performance fund, based on earnings results relative to the Profit Plan. In order to qualify for the minimum percentage of earnings allocable to the formula portion of the incentive fund, Safety-Kleen had to attain consolidated net earnings equal to 80% of Profit Plan consolidated net earnings. In order to qualify for the maximum percentage of earnings allocable to the formula portion of the incentive fund, Safety-Kleen had to attain consolidated net earnings equal to at least 120% of Profit Plan consolidated net earnings. At the minimum consolidated net earnings level, a formula incentive fund consisting of 1% of consolidated pretax earnings would have been created. This factor rose on a graduated basis to a maximum of 5.0% of consolidated pretax earnings at the maximum level. Each participant was allocated a percentage of the bonus pool based on the participant's responsibilities at the Company. At the beginning of 1996, the Compensation Committee reviewed the CEO's recommendations for participants in the Incentive Plan and determined the list of plan participants and the percentage share of the formula pool for each participant. For 1996, there were 116 participants in the Incentive Plan

     In addition to a share of the formula pool, Incentive Plan participants were also eligible for personal performance bonuses payable in the discretion of the Compensation Committee in an amount not to exceed 50% of his or her share of the formula pool. Thus, the aggregate maximum annual bonus payments were 7.5% of pre-tax earnings. After the Company received its audited year-end financial statements and the size of the formula bonus pool was determined, the Compensation Committee reviewed the CEO's recommendations for each participant's discretionary award based on the participant's individual contributions to the Company and determined the participants' discretionary shares. The Incentive Plan also provided for the Board of Directors to make a determination, notwithstanding the other plan provisions, regarding the amount of the bonus pool and the awards to be paid to individual participants. This provision permitted the

Board of Directors to make whatever changes it deemed necessary to preserve the purposes and objectives of the Incentive Plan.

     For 1996, a formula pool of 3.3% of pre-tax earnings was allocated to participants. Discretionary bonuses increased the size of the total pool allocated to participants to 4.1% of pre-tax earnings. For 1996, Mr. Johnson received 5.45% of the formula bonus pool under the Incentive Plan and a discretionary bonus equal to 40% of his formula bonus.

     For 1997, the Board of Directors approved a new Management Incentive Plan. A bonus pool will be created in a manner similar to 1996. However, annual bonus payments to participants for 1997 will be determined based on incremental improvements in Economic Value Added(R) ("EVA(R)"). EVA measures a firm's true economic profit after subtracting the cost of all capital employed by the firm. EVA was selected to determine bonus payments to participants under the Company's incentive plan because the Company believes improvements in EVA are closely correlated to improvements in shareholders' total return.

     Stock Options. Stock option grants under the 1993 Stock Option Plan are designed to align the long-term interests of the Company's executives and its shareholders and assist in the retention of executives. Stock options are granted with an exercise price equal to the market price on the date of grant. The Company's practice is to award options at the beginning of each year and vest such options at the rate of 25% per year beginning at the one-year anniversary of the grant. This approach is designed to create shareholder value over the long-term because the full benefit of the options cannot be realized unless stock price appreciation occurs over a number of years.

     In February 1996, the Compensation Committee recommended and the Board of Directors granted nonqualified stock options under the 1993 Stock Option Plan to all executive officers, as well as certain other employees. The grants made to each executive officer, including the CEO, were based on each executive's level in the Company and immediate prior year's total cash compensation. The number of options granted to each executive officer was determined by (i) multiplying the executive's total cash compensation by a specified percentage (which ranged from 150% to 80%) depending upon the executive officer's level of responsibility within the Company and (ii) dividing the product obtained in (i) by the Company's average stock price for the prior year. Applying a 150% multiplier for Mr. Johnson, he was granted 50,000 options. This formula approach, which is indirectly based on competitive compensation data, provides for awards based on current duties and responsibilities, as well as present and potential contributions to the success of the Company.

                                       Russell A. Gwillim, Chairman
                                       Richard T. Farmer
                                       Edgar D. Jannotta


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1987, the Company purchased its oil processing business from enterprises controlled by Joseph Chalhoub. Mr. Chalhoub is now a Senior Vice President of the Company and supervises, among other things, the Company's oil reprocessing business. Mr. Chalhoub holds a 31% interest in Booth Oil Company, Inc. ("Booth"). Booth was the operator of an oil reprocessing facility in Buffalo, New York which is owned by the Company (the "Facility"). Booth operated the Facility until June of 1996, when the Company assumed responsibility for operations. The Company paid Booth approximately $1.5 million for processing services at the Facility during 1996. The Company believes that the prices it paid for processing and management services at the Facility were competitive with the prices it would have been required to pay at other third party facilities.

     During 1996, the Company paid approximately $150,000 to Williams & Vanino, Inc., for environmental management consulting services. Marcia E. Williams, a director of the Company, is President of Williams & Vanino. In addition, Marcia Williams' husband is a partner with the law firm of Latham & Watkins. Safety-Kleen utilized Latham & Watkins for legal services in 1996.